April 30, 2014

Invesco Canada Ltd., as manager of

Trimark Canadian Small Companies Fund
Trimark North American Endeavour Class

5140 Yonge Street, Suite 800
Toronto, Ontario, M2N 6X7

Ladies and Gentlemen:

Re:      Voting Support Agreement

Staples, Inc. ("Staples") is in discussions with PNI Digital Media Inc. ("PNI") regarding a potential transaction (the "Proposed Transaction") to acquire, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia)(the "BCA"), all of the issued and outstanding common shares (the "PNI Shares") in the capital of PNI. The details of the Proposed Transaction will be set forth in an arrangement agreement (the "Arrangement Agreement") among such parties, a draft of which has been provided to you. Under the Proposed Transaction, shareholders of PNI are expected to receive Cdn$1.70 for each PNI Share. Invesco Canada Ltd., on behalf of certain investment funds managed thereby (the "Shareholder") is the legal and/or beneficial owner of 5,030,000 PNI Shares (the "Subject Securities") and has agreed to enter into this voting support agreement (the "Agreement") in connection with the Proposed Transaction.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Staples and the Shareholder (collectively, the "Parties") agree as follows:

1.     Arrangement Agreement

Staples covenants that it will comply with its obligations under the Arrangement Agreement.

2.     Agreement to Vote Subject Securities

The Shareholder covenants and agrees that from the date hereof until the termination of this Agreement, at any meeting of securityholders of PNI called for the purpose of approving the Proposed Transaction, the Arrangement Agreement and the related transactions, the Shareholder shall (or cause the holder of record to, if the Shareholder is the beneficial owner but not the holder of record of the Subject Securities) vote all of the Subject Securities: (a) in favour of the approval of the Proposed Transaction, the Arrangement Agreement and any actions required in furtherance of the actions contemplated thereby; and (b) to oppose any proposed action by PNI or any other party, the result of which would impede, interfere with or delay Staples from completing the Proposed Transaction. The Shareholder will not, and will not permit any entity under its Control (as defined in the BCA), to, deposit any of the Subject Securities into a voting trust or subject any of the Subject Securities to any arrangement or agreement with respect to the voting of such securities, other than pursuant to this Agreement. The Shareholder hereby waives and agrees in favour of PNI not to exercise any rights of appraisal or rights of dissent that the Shareholder may have arising from the Proposed Transaction.

3.     No Proxy Solicitation

From the date hereof until the termination of this Agreement, the Shareholder will not, and will not permit any entity under its Control, to: (a) solicit proxies, or become a participant in a solicitation in opposition to, or competition with the Proposed Transaction or the Arrangement Agreement; (b) assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Staples in connection with the Proposed Transaction or the Arrangement Agreement; or (c) act jointly or in concert with others with respect to voting securities of PNI for the purpose of opposing or competing with Staples in connection with the Proposed Transaction or the Arrangement Agreement.

4.     No Sale, Transfer or Encumbrance; Additional Purchases

Until the termination of this agreement, the Shareholder agrees and covenants in favour of Staples not to option, transfer, sell, gift, pledge, hypothecate, encumber, or otherwise dispose of any of the Subject Securities or enter into any agreement, arrangement or understanding in connection therewith, other than transfers to a third party, provided that (i) the prior written consent of Staples is obtained, which consent shall not be unreasonably withheld; and (ii) such third party enters into a written agreement with Staples to be bound by the terms of this Agreement in all respects and to the same extent as the Shareholder is bound. The Shareholder agrees that any PNI Shares or other securities of PNI purchased or acquired after the date of execution of this Agreement shall be subject to the terms of this Agreement to the same extent as if they constituted Subject Securities.

5.     Representations and Warranties

(a)     The Shareholder represents and warrants to Staples that: (i) it is the registered and beneficial owner of the Subject Securities, and no other securities of PNI; (ii) it has the sole right to vote the Subject Securities; (iii) none of the Subject Securities are subject to any voting agreement (other than this Agreement) or adverse claim; (iv) no person, firm, or corporation has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Subject Securities; and (v) it has full power and authority to make, enter into and carry out the terms of this Agreement.

(b)     Staples represents and warrants to the Shareholder that: (i) it is duly incorporated and validly existing; (ii) it has full power and authority to make, enter into and carry out the terms of this Agreement; and (iii) the execution, delivery and performance of this Agreement will not result in any breach, conflict or default of, with or under Staples's constating documents.

6.     Disclosure

The Shareholder agrees that the details of this Agreement may be set out in any press release, information circular or other communication of PNI and/or Staples issued, made or given in connection with the Proposed Transaction or the Arrangement Agreement and that this Agreement may be made publicly available on SEDAR or filed with the securities regulatory authorities in Canada, and otherwise to the extent required by law.

7.     Termination.

This Agreement may be terminated:

(a)     at any time by written agreement of Staples and the Shareholder;

(b)     automatically on the earlier of the date, if any,

(i)     that the Arrangement Agreement is terminated in accordance with its terms, including but not limited to a termination under Section 7.2(1)(c)(ii) thereunder; and

(ii)     the Effective Time (as defined in the Arrangement Agreement); or

(c)     by the Shareholder upon 2 Business Days' (as defined by the Arrangement Agreement) written notice to Staples if (i) the Company receives or is the subject of an unsolicited, bona fide written Acquisition Proposal (as defined by the Arrangement Agreement) by an arm's length third party to acquire not less than all of the outstanding PNI Shares or all or substantially all of the assets of PNI on a consolidated basis that is, in the sole opinion of the Shareholder, acting reasonably an in accordance with its fiduciary duties, an Acquisition Proposal that is more favourable than the Proposed Transaction (as set out in the Arrangement Agreement), taking into account the relevant financial, legal, regulatory and other aspects of such proposal, (ii) the Shareholder is otherwise in compliance with all of its obligations under this Agreement and (iii) Staples has not publicly announced its intention to amend the terms of the Arrangement in order to match or exceed the Superior Proposal within two Business Days (as defined in the Arrangement Agreement) after having been notified by the Shareholder; or

(d)     by the Shareholder upon notice to Staples if:

(i)     Staples is in default of any covenant or condition contained herein and such default has or may have an adverse effect on the consummation of the Proposed Transaction and such default has not been cured within five business days of written notice of such default being given by the Shareholder to Staples;

(ii)     any representation or warranty of Staples under this Agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or incorrect in any material respect, if such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Proposed Transaction.

8.     Miscellaneous.

(a)     Each of the Parties agrees to execute such further and other deeds, documents and assurances and to do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

(b)     It is understood and agreed that monetary damages would not be a sufficient remedy for any breach of this Agreement by the Shareholder. Without prejudice to the rights and remedies otherwise available to it, Staples shall be entitled to equitable relief by way of injunction or otherwise if the Shareholder breaches, or threatens to breach, any of the provisions of this Agreement. Staples shall not be required to obtain or furnish any bond or similar instrument in connection with or as a condition to obtaining or seeking any such remedy. Notwithstanding that damages may be readily quantifiable, the Shareholder agrees not to plead sufficiency of damages as a defense in any such proceeding and the Shareholder further agrees to not oppose Staples in seeking or the granting of such relief.

(c)     This Agreement constitutes the entire agreement between the Parties concerning the subject matter hereof and supersedes all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, communications and agreements, whether oral or written, between the Parties relating to the same and all past courses of dealing or industry custom. No amendment, modification or waiver of any provision of this Agreement shall be effective unless in writing and signed by duly authorized signatories of the Parties. The waiver by either party of a breach of or a default under any provision of this Agreement shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either party to exercise or avail itself of any right, power, privilege or remedy that it has or may have hereunder operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further exercise of any such right, power, privilege or remedy hereunder.

(d)     This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Supreme Court of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Supreme Court of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(e)     In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be invalid or unenforceable, the remaining portions hereof shall remain in full force and effect and such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties, and shall in no way be affected, impaired or invalidated. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument.

Please confirm your agreement with the foregoing by signing a copy of this Agreement where indicated below and returning the same to the undersigned by facsimile or email.

Sincerely yours,
STAPLES, INC. "Christine T. Komola"
Per: Authorized Signatory

Accepted and agreed to with effect from the 30th day of April, 2014.
INVESCO CANADA LTD., as manager of Trimark Canadian Small Companies Fund and Trimark North American Endeavour Class "Jason Whitney"
Per: Authorized Signatory